# Invest in Pit Liquor

Natural, toxin-free whiskey deodorant. Quench Your Stench. Liquid Courage.



DISTILLEDBATHANDBODY.COM/USE
FORT COLLINS CO

Retail | Manufacturing | Product | Lifestyle | Sustainability

## Why you may want to invest in us...

1   3x year-over-year growth in revenue since 2017.

2   86% profit margin = built for scaling.

3   Wholesale partners include Nordstrom, Urban Outfitters, Faire, and more.

4   $6B US deodorant market, 12% CAGR for natural which overtakes traditional deodorant.

5   100% natural, eco-conscious, food-based.

## Why investors ♥ us

WE'VE RAISED $471,400 SINCE OUR FOUNDING



*Pit Liquor is disrupting the natural deodorant industry. It was clear the first time that I met Erica Feucht that she was a grinder. Not only that, but to hear the story of Pit Liquor and how they have navigated the messy waters of the startup journey, I knew we needed to take a deeper look at her company. As*

*we pulled back the layers- financials, marketing & leadership team- it was clear we had found a winner.*

*Earlier this year, this 3 yr old startup had achieved the often unattainable milestone of profitability! The margins on their product lines continue to get stronger month over month. Also, it is rare to meet a company at the stage they're in that knows their customer acquisitions numbers and market so*

*they're in, that knows their customer acquisitions numbers and market so well. With some strategic partnership in the works and customer LTV continuing to grow, it's my belief that they are prepared for major growth in 2021. If you believe in betting on the jockey, Erica is one strong bet!*

read less

**Chris Graebe** CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR INVESTING $30,000 THIS ROUND

## Our team



**Erica L Feucht**
CEO
*Former project manager. Experience working at 4 startups. BA in communications. Has always been interested in making the world a better place. Passionate about social and environmental impact.*





**Jason Feucht**
COO
*Jason's degree from Colorado School of Mines in materials engineering and economics formed the basis of Pit Liquor guiding him through over a year of R&D. His creative genius and technical insights pave the way for DBB's future.*





**Raindrop Marketing**
Marketing Team
*Viral marketing agency which has scaled Dr Squatch Soap, Omigo Bidets, and now Pit Liquor. Raindrop has scaled brands with catchy viral content and first-rate marketing. We are thrilled to be working with Raindrop now.*



SEE MORE

## Downloads

Distilled Body Pitch Deck.pdf

# Natural Deodorant Made from Whiskey and Vodka. That Works.

A lot of armpits smell. Traditional deodorants are toxic. "Natural" deodorants stink and result in rashes (and most aren't actually natural). So, we made Pit Liquor — organic crazy-effective, science-based natural deodorant made from whiskey, vodka, and other entirely edible, entirely body-friendly ingredients. We are better than competitors, such as Secret, Dove, Degree, and more.

The story of Pit Liquor began at a most unusual time: During my pregnancy with Eve. Jason, a materials engineer with a degree from Colorado School of Mines, was concerned about the carcinogens in our deodorants and we'd been trying various natural

alternatives, but none of them worked. One day, he begged me to stop using toxic deodorant *for the baby*. So I slapped hand sanitizer on my armpits and headed out the door issuing Jason a challenge to find something that actually worked. When I got home, I didn't stink. Always the inventor, Jason thought plain old hand sanitizer was a boring (and not entirely non-toxic) solution to underarm stench.  The hand sanitizer illuminated a new idea: high-proof, drinkable alcohol is less toxic than anything unregulated. If your body products are made from foods that have been in use in the human food system for a very long time, it follows logically that they will be safe in use. So, obviously, we turned to whiskey to solve our quandary. Jason began reading every available medical textbook about deodorant after a conversation with our doctor about the topic left him with more questions. He did over a year of research, trials, reading, and pit-sniffing. He found a perfect formula that centered around the concept of food as a concept for safety in deodorant. He found foods with long-term use by humans. This stands in stark contrast to other deodorants that use things like baking soda which are mined (not good for the planet) and have only been eaten by humans for 160 years. He also searched for foods that do not have known histories of being allergens as well. His search had so many strict parameters that when he finished, the final result was by far the best thing available in deodorant.

We were thrilled to finally have deodorant that worked and didn't cause rashes, reactions, and pain. We talked about it with some friends and family, and over a couple of months, we began giving away enough that our kitchen was being taken over by alcohol. So we decided to test the viability among non-friends and we started a Facebook page to give it away to strangers for feedback and refining. We made a few tweaks to the formula based on feedback and then we had strangers literally coming to our door to ask for more. With a new baby, we figured why not just go ahead and do the responsible thing: Start a new business. So we did one final test for the marketability of the product. We knew if this was going to work, we wanted to ultimately use viral marketing strategies to bring it to life, so we went to Kickstarter and as a complete novice at marketing, I created a campaign and ran all of the marketing myself. We figured out what it would cost to get off the ground. We wanted to buy barrels of vodka and whiskey. And we exceeded our goal. So we launched our company, began making Pit Liquor at home, and have grown rapidly since then.

Now, the product is made by our brilliant in-house manufacturing team and it's shipped by our shipping team. With this raise, we are looking forward to hiring an experienced Director of Operations to help free our time to work on the forward-looking building of the business. We are surrounded by a team of amazing advisors from seasoned entrepreneurs with successful exits to marketing experts.


Pit Liquor
deodorant
-100 ml-
Whiskey Lavender
batch no.
Pit Liquor
deodorant
-100 ml-
Just Whiskey
a Colorado proud product
batch no.
Roll-On
Roll-On
Pit Liquor
deodorant
-100 ml-
Whiskey Black Pepper
batch no.
Whiskey Vanilla
Pit Liquor
deodorant
-100 ml-
Whiskey Vanilla
batch no.

# $1 MILLION ARR

We've been growing 3x year-over-year in revenue since 2017. Our 86% profit margin enables us to scale rapidly, keeping ahead of inventory crunches as we grow. Our marketing is just beginning to take off. We've known from before our founding that our key growth would occur once we were able to bring in targeted, quality marketing to skyrocket our top of funnel ads. We JUST signed with Raindrop Marketing and they will be taking over our marketing November 9.

Looking at Poo~Pourri, Squatty Potty, Dollar Shave Club, and others with rapid scaling, we knew we were interested in bringing funny, punchy branding to life alongside an unbeatable product that outperformed all of its competitors. With the research pending patent, we turned to marketing as a means for growth. We have learned a lot in-house, but ultimately knew we need two steps: Hiring a brilliant outside firm and one day hiring beyond them to bring in the full-time attention of an experienced viral marketing team of our own.

We are finally out of the woods and into the first massive building phase of this plan. We are building our marketing strategy with Raindrop Marketing. They have scaled startups like Dr Squatch Soap and Omigo Bidets. We know that their funny, shareable marketing coupled with our product's outperformance of competitors will lend to a skyrocketing bottom line. We have dialed in our metrics on marketing so we know well what our ratio of spend:return need to be for scaling and we are dialing that in with Raindrop. We are only a few weeks into our partnership with Raindrop and we are seeing them make traction already. With investment, we can turn up the volume on marketing and scale rapidly.

We have one more area of control that we are confident will enable us to continue to grow at an astounding rate. We have done little with B2B marketing to date. We are working to create a team next year that will lead sales in a whole new direction. With traction in online sales, we are able to start building a smart B2B strategy and look forward to tripling again next year and leading the charge of the deodorant market.

Our market space is crowded, so we stand out and intentionally don't replicate our competitors. We are nothing like our competitors from our glass bottles and eco-sustainable efforts to our entirely food-based product that has real scientific, evidence-based research, and plans to create further products with market-altering potential. We're not just another brand in this space, we're pushing the envelope and setting new trends. And for that, we are growing at an uncommon speed.





# PIT LIQUOR WORKS

Magic (and a few shots of whiskey + some punchy humor) is the proof in our potion. Each of our handcrafted, non-toxic deodorants use a curated combination of proven ingredients you can pronounce and recognize. With naturally invigorating scents like Whiskey Lavender and Coconut Rum, your body can't wait to bask in our sweet and savory pit cocktails.

We have chosen a lineup of scents that excite customers, and we release regular limited edition scents to drive enthusiasm for new ideas. When a limited edition scent performs incredibly well, we make it a part of our permanent lineup and we've seen new products join the fold only to explode our growth, taking the front-runner place of the old favorites.

Customers often write us to tell us that they love how Pit Liquor leaves no residue or gritty, greasy mess in their pits. They love that it doesn't stain their clothes. They love that they can spritz or roll it on and walk around with confidence that they are using a safe, healthy product and best of all, it won't let them down.

We focus on ecology because we believe it's the language of our market and we care deeply about our planet. We are in a marketspace full of companies that throw together a deodorant product because they think, "Why not, deodorant is a hot market," and while they're right, they also haven't done the work to create a solid product. Our closest competitor, Lume, has grown from $1M in revenue in 2017 to $45M in revenue in 2020 (we'd be happy to give you the source for that information in a private conversation). Lume has research-based deodorant, but the ingredients aren't actually natural. And they're killing it with viral marketing. We look forward to blowing their traction out of the water because our product is superior (oh, and for what it's worth, DON'T apply underarm deodorant to your private parts, no matter what marketing says to do, that just won't end well. Let's leave it at the idea of those being very different microbiomes.).

  

## Why Does It Work?

70% Alc/vol Liquor   Arrowroot   Sea Salt   Organic Teas & Roots


Organic
Plants &
Spices
Organic
Essential
Oils

# A $6.4 BILLION MARKET

Natural deodorant is overtaking traditional deodorant with a total CAGR of 12% growth compared to traditional deodorant which is growing at 5%. The actual growth of natural deodorant is even higher considering that the 5% traditional growth INCLUDES the natural segment. Our primary audience is customers who've been disappointed by natural deodorants, and thanks to the inferiority of our competitors, it's an ever-widening circle.

Our marketable audience is huge, but the honed audience is what thrills us. We know who our customers are, and the beauty of them is that other companies are doing the work to create the fear of traditional products, and then they're leaving customers unsatisfied and highly identifiable. At that point, customers have often done enough research to determine why they don't like the expensive plastic tubes of gritty sandpaper they've purchased, and it leads them to conclude that there isn't something that works.

When they meet us online, an overwhelming quantity tell us that Pit Liquor just "makes sense" because they're informed and the product is what they're looking for. Our alcohol-centric marketing grabs people's attention and our research leads them to try it. Our satisfaction guarantee lets people try it risk-free, and we see high retention rates among our target audience. It's a perfect situation, the market itself is creating our audience and growing it, we simply have to reach them and get Pit Liquor in their hands.

We are implementing strategies such as our Rewards Program which enables customers to give a bottle to a friend and receive a $10 gift card for it. Customers are evangelists for the product. Our subscription is growing as well with a 12% discount rate for customers and perks along the way. Subscribers can enroll to receive deodorant at any frequency that works for them and they can adjust or cancel their subscription any time.


It's a Stinkin'
Huge Market
US
Deodorant
Market 2018
$66B
(Mintel)
5% CAGR
US Natural
Deodorant
Market 2018
$6.4B
(Mintel)
12% CAGR
Pit Liquor:
Tripling

# OUTPERFORMS ALL COMPETITORS

Many deodorants are effective, but the confluence of being actually natural and actually effective is truly rare. Most competitors who strive to be "natural" use one or two natural ingredients and a slurry of other things. Natural deodorants that are truly natural leave smelly customers with rashes and gooey gunky chunky pits. Some deodorants are neither natural NOR effective, and they're the worst. We've put in extensive research and development to ensure this is the best deodorant on the market, bar none.

Our competition is vast, but it's not brilliant. Companies like Kopari and Lume market in the natural deodorant space, but have products that are made with synthetic fragrances, lab-derived ingredients, and a plethora of unpronounceable ingredients. Their plastic packaging is all exactly the same. We sit in this space innovating, creating the best product on the market and blowing our competition out of the water.

With funding, we look forward to getting very personal with our supply chain. We plan to go meet farmers for vanilla beans, rye for whiskey, black pepper, and so forth and replicate the direct supply chain we already have with our local lavender supplier, our local distillery, and our domestic bottle manufacturer. We believe that every decision has a larger impact than what we can see and it is our mission to ensure every time a customer or investor chooses us, they're in good standing with the ethics and impact of that choice.



Effective
Toxic
Natural
Ineffective
Degree
Dove
Secret
Old Spice
KOPARI
Lume
Scully's
SINCE 1928
NATIVE
distilled
bath & body
Tom's
CRYSTAL
BODY DEODORANT
schmidt's
NATURAL DEODORANT
PiperWai

# CUSTOMERS LOVE US

**Our customers are mostly moms who are already aware of the dangers of traditional deodorant and have been trying to make the switch. They know the market is a messy place, but don't know where to turn. We're often the last ditch effort our customers make, and they love us!**

**We're excited to expand into a market that includes guys, too. We resonate with outdoors enthusiasts (many of whom have splashed a bit of vodka on their pits on a camping trip once or twice).**

We see customer service as one of the pillars of our company. My Aunt Lucy is one of our long-standing customers and we adore her. We want to make sure every customer feels like my beloved Aunt Lucy.

"Phenomenal customer service! The packaging is so classy. I've never been more excited about applying deodorant!! I love the whiskey scents, but particularly the lavender one!"
- Lindsay A. via Facebook
Whiskey Vanilla is my favorite scent. When I first bought Pit Liquor, my oldest son, who is a gross little gremlin, made fun of me. "You are always buying these products. Just use blah blah blah." You have to love teenagers that know everything. Fast-forward a month later, he now has MY bottle AND I ordered another one for him plus a roll-in. He loves it! Pit Liquor, you have a customer for life.
- Michele M. Product reviews
The commitment to minimizing waste is the cherry on top of my bourbon vanilla sundae.
- Marc via Trustpilot

## PEOPLE ARE TALKIN'

We've been covered in press. Kind of a lot. We had a bunch of coverage during our Kickstarter campaign and we continue to grab attention with PR reports. We look forward to hiring a PR specialist to can help us make sure to keep our intriguing brand in the spotlight.

We're funny on purpose and it's a natural fit for media attention. We lean into our quirky marketing to increase traction and decrease our top-of-funnel marketing costs.



FOOD & WINE
abc
FOX NEWS channel
TODAY
THE CW
BIG 95.5
BizWest
BUSTLE
Alice
The Denver Egotist
POPSUGAR
MAN MAN
MEN'S JOURNAL
PLAYBOY
THE DENVER POST
REPORTER-HERALD
9NEWS
CBS
The CHEW
YAHOO!
HELLO GIGGLES

## JOIN US!

Join our mission to normalize pit talk and put an end to fake natural deodorant that leaves you feeling discouraged and smelling like butt. So, saddle up your unicorn and join our group of pit pals for a magical armpit journey—we promise it will be an extraordinary ride.

(And no, the police are not going to pull you over for having Pit Liquor. They use hand sanitizer and mouthwash and other sanitary, alcohol-based products, too. And they love to douse their bulletproof vests in Pit Liquor to stop the unwashable stench that lives there. Spray on merrily, compatriots!)


SMELL MY Pits

**INVEST TODAY**

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Pit Liquor, a brand by Distilled Bath and Body, is a deodorant made from whiskey and vodka. Most "natural" deodorant companies aren't actually natural. These stinkin' liars covertly add in chemicals, shame you with detoxing myths, and give you a load of BS BO excuses. We decided to do things differently, refreshing the way natural deodorant should be with revolutionary, stink-fighting formulas.

### Where will your company be in 5 years?

In 5 years, we hope plan to have sold the company. Since before our formation, we wanted to hit the exact trajectory we've leveled these past three years, and we look forward to crushing our goals going forward. Our goal is to exit for $100M in 3 years. We are beginning to work with TrueSpace and investment banking teams to get those relationships set up correctly early and to stay on our game for scaling. These projections cannot be guaranteed.

### Why did you choose this idea? ⌄

During my pregnancy, Jason was concerned about the carcinogens in our deodorants and we'd been trying various natural alternatives, but none of them worked. One day, I slapped hand sanitizer on my armpits. When I got home, I didn't stink. The rest is history.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

This is a good idea right now, because natural deodorant is overtaking traditional deodorant in the market and there are no truly natural options that actually work. Not only is this brand suited for viral marketing which is peaking right now, but it's also the very best deodorant you can buy.

### How far along are you? What's your biggest obstacle? ⌄

So far...
- $1M ARR in just 3 years from relative bootstrapping
- # customers 24,000 / items sold 62,672
- We are finally in a place to start marketing the way we've always wanted to, so we are excited to get started there and executing it is a financial obstacle we look forward to overcoming with funding

### Who are your competitors? Who is the biggest threat? ⌄

Our competitors include Lume (not natural, but has great marketing, our greatest competition, we need to escalate quickly as the market heats up so we can ride the wave of growth instead of picking up the dregs), Piper Wai (natural, causes rashes, doesn't work, is gritty and greasy), Schmidt's (natural, causes rashes, sometimes doesn't work), Native (not natural), Scully's (closest competition, but not a huge threat), Kopari (not even remotely natural), Tom's (deceptive, some segments are natural, some aren't), Each & Every (only growing because they took Native's formula and got funding),

### What do you understand about your business that others don't get? ⌄

We know that customers are ready for information, education, and to be treated as intelligent consumers instead of being bamboozled by, well, crap. We use glass containers and readable ingredients because we understand that our intelligent customers don't want to be sold junk in a plastic tube and told it's natural when it's easy to know by reading the label. We jump ahead of the natural curve and instead of giving customers the bare minimum of what you could define as "natural," we make everything clear, easy to understand, and simple.

### How will you make money? ⌄

Scaling is our route to making real money. As we decrease costs within our processes and purchases, we will see higher profits. We need scalable ad content, which we are beginning to create with Raindrop and look forward to generating more after closing funding. This enables us to turn up our marketing and get reliable, consistent results.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We need to hit our return on ad spend goals and also keep company culture strong. We also need to outpace other deodorants in our space. There are a number of companies with far inferior products that clearly have funding and are taking up a lot of ad space. Only one of them is using funny marketing, and we have a better product fit for that space than they do. We need to cut in front and execute this quickly. Speed is critical. With a high return on ad spend, we can scale extremely rapidly and hit the finish line on time.

Tripling annually for three years WITHOUT venture funding is a major feather in our caps to indicate that we have the legs to carry this where it needs to go at high speed.

**What would you do with the money you raise?** ⌄

With the Wefunder raise, we plan to spend:
62% on Marketing Ad Spend/Marketing content
18% on hiring highly qualified employees
6% on inventory increases. We rely on our high profit margin to enable scaling of inventory in most cases.
8% on further protection of IP
6% on improved manufacturing equipment to decrease costs